November 18, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	James Lopez, Legal Branch Chief

John Reynolds, Assistant Director

Shehzad Niazi

Re:	NightHawk Radiology Holdings, Inc.

Amendment No. 1 to Schedule 14A

Filed November 5, 2010

File No. 000-51786

Dear Mr. Reynolds:

On behalf of NightHawk Radiology Holdings, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Division of Corporation Finance, set forth in its letter dated November 17, 2010 (the “Comment Letter”), relating to the Company’s preliminary proxy statement on Schedule 14A, filed on October 7, 2010, as amended November 5, 2010 (the “Proxy Statement”). For the convenience of the Staff, the text of the numbered comments are set forth below in bold type, followed by the Company’s response.

As indicated in our prior letter, the Company still would very much like to close prior to December 31, 2010 given the continued uncertainty concerning tax rates in 2011 and the impact any such changes will have on the Company’s stockholders. We have been advised by Virtual Radiologic Corporation (“vRad”) that unless the Company is able to hold its stockholder meeting by December 22, 2010, it does not believe its lenders will be able to accommodate a 2010 closing. Accordingly, given the requirement for a 20-business-day solicitation period, the Company respectfully requests, subject to satisfactory resolution of the Staff’s comments, that the Staff accommodate a mailing date for the definitive proxy on or prior to November 22, 2010.

U.S. Securities and Exchange Commission

November 18, 2010

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Background of the Merger, page 17

1.	We note your revised disclosure on page 18 in response to comment three of our letter dated November 3, 2011. Please also revise to provide Mr. Broshy’s position with Providence.

The Company has revised such disclosure as requested.

Opinion of Financial Advisor to NightHawk, page 27

2.	We note your response to comment nine of our letter dated November 3, 2010 and reissue that comment in part. Please provide more detailed disclosure of the “financial metrics” and “betas” used in your CAPM analysis for determining estimated cost of equity and weighted-average cost of capital.

The Company has revised such disclosure as requested.

3.	We note your response to comments 10 and 11 of our letter dated November 3, 2010. Please clarify how the “representative range” of multiples for the peer group companies, as used in the first sentence of the paragraph above the tabular disclosure on page 30, differs from the full range of multiples for the peer group companies. It is unclear how the advisor arrived at the representative range. Also, with respect to prior comment 11, please clarify the phrase “is not in itself a meaningful method of using peer group data” in the last full paragraph on page 30.

The Company has revised such disclosure as requested.

The Company has been advised by Morgan Stanley that, with respect to the phrase “is not in itself a meaningful method of using peer group data,” it is simply clarifying for the reader that mathematical analysis, in and of itself, is not a meaningful method of using peer group data. Rather, such analysis must be accompanied by, and generated in accordance with, professional judgments of the type undertaken by Morgan Stanley to ensure that the mathematical analysis produces information that is meaningful in the context of the Company and the transaction with vRad.

U.S. Securities and Exchange Commission

November 18, 2010

The Merger Agreement, page 43

Capitalization Adjustment, page 44

4.	We note your response to comment 15 of our letter dated November 3, 2010. It is unclear how you will provide the information regarding a capital adjustment to your shareholders in supplemental proxy materials “sufficiently in advance” of the meeting when the determination date of the capital adjustment appears to be the effective time of the merger. Please advise. We may have further comment.

We supplementally advise the Staff as follows. In the event that the Company is informed or becomes aware that there will be an adjustment to the merger consideration based on the capitalization adjustment mechanism, it will file and mail a supplement to the Proxy Statement (as contemplated by the merger agreement).

In the event that such adjustment becomes known prior to the stockholder meeting, the Company will consult verbally with the Staff regarding an appropriate solicitation period following the announcement of the new price and mailing of the supplement (the Company is aware of the 10 business-day requirement applied with respect to prospectuses in registered exchange offers set forth in Rule 14d-4(d)(2) of the Securities Exchange Act of 1934). To the extent there is insufficient time between the mailing of the supplement and the originally scheduled stockholder meeting to accommodate an adequate solicitation period, the Company will adjourn or postpone the stockholder meeting accordingly. To the extent the stockholder vote has been taken, the Company will re-solicit the vote. We supplementally advise the Staff that the parties intend to complete the merger (assuming no such adjustment) within one day of stockholder approval.

While the adjustment to the consideration is determined and made, as the Staff notes, as of the effective time of the merger, the adjustment is made only if the aggregate shares outstanding at closing relative to the representations made by the Company at and as of the signing of the merger agreement (the “Capitalization Representation”) vary by an amount greater than one percent, or approximately 260,000 shares, in the aggregate. The Company is prohibited under the merger agreement from issuing new equity (other than as a result of stock option exercises which are included in the Capitalization Representation). As a result, an adjustment will occur only if the Capitalization Representation was materially inaccurate or if the Company breaches its covenant prohibiting issuing new equity. The Company currently is not aware of any inaccuracy in the Capitalization Representation or any breach of its covenant regarding equity issuances whatsoever, and believes it is extremely unlikely that an error in the Capitalization Representation or a breach of covenant that would be sufficiently large to trigger an adjustment will occur or be identified. Furthermore, since vRad has had access to the Company’s books and records during the pendency of the merger agreement, the Company believes it is extremely unlikely that such an adjustment would be identified immediately before the stockholder meeting or the effective time of the merger, although, as noted in the prior paragraph, if such a scenario occurs, the Company will give stockholders sufficient opportunity to vote on the adjusted merger consideration on a fully-informed basis.

U.S. Securities and Exchange Commission

November 18, 2010

By way of background, this provision was negotiated in response to an initial request by vRad for a closing condition (or “walk-right”) that would allow vRad not to close if it discovered a material inaccuracy in the Capitalization Representation, if such inaccuracy would have the effect of increasing the merger consideration. Rather than allowing vRad to prevent the closing in the event of a material inaccuracy, the Company sought and obtained an adjustment mechanism that ensures certainty of closure for its stockholders in the event the aggregate capitalization was materially different than the Capitalization Representation. Neither party contemplated that an adjustment would be made on a routine basis.

We appreciate the Staff’s comments and request that the Staff contact the undersigned of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Company, at (650) 493-9300 with any questions or comments regarding this letter.

We appreciate in advance the Staff’s cooperation with the Company’s timing.

Thank you very much for your consideration and assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Bradley L. Finkelstein
Bradley L. Finkelstein

cc:	David M. Engert

David M. Sankaran

NightHawk Radiology Holdings, Inc.

Patrick J. Schultheis

Wilson Sonsini Goodrich & Rosati, Professional Corporation